                                                FILED PURSUANT TO RULE 424(b)(1)
                                                REGISTRATION NO. 333-56949

PROSPECTUS

                            MECKLERMEDIA CORPORATION

                                 750,000 Shares

                                  Common Stock

     This Prospectus relates to an aggregate of 750,000 shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of Mecklermedia Corporation (the "Company"), that may be offered for sale or otherwise transferred from time to time by Marion Jack Rickard, Jr. (the "Selling Stockholder"). See "Selling Stockholder." The Company will not receive any proceeds from the sale of the Shares. The Company will pay substantially all expenses incurred in connection with this offering other than underwriting discounts and selling commissions. See "Plan of Distribution."

     Any or all of the Shares may be offered from time to time in one or more transactions (which may include block transactions) on the Nasdaq National Market or in the over-the-counter market, in negotiated transactions or otherwise, at fixed prices, which may be changed, at market prices prevailing at the time of sale, at negotiated prices, or without consideration, or by any other legally available means. The Selling Stockholder may offer the Shares to third parties (including purchasers) directly or by or through brokers, dealers, agents or underwriters who may receive compensation in the form of discounts, concessions or commissions or otherwise.

     The Selling Stockholder and any brokers, dealers, agents or underwriters that participate in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), in which event any discounts, concessions and commissions received by any such brokers, dealers, agents or underwriters and any profit on resale of the Shares purchased by then may be deemed to be underwriting commissions or discounts under the Securities Act. The aggregate net proceeds to the Selling Stockholder from the sale of the Shares will be the purchase price of such Shares less any commissions. See "Plan of Distribution." No underwriting arrangements have been entered into by the Selling Stockholder as of the date hereof.

     The Common Stock is listed on The Nasdaq National Market under the symbol "MECK." On June 23, 1998, the last reported sale price for the Common Stock on the Nasdaq National Market was $21.00 per share.

     For a discussion of certain factors that should be considered by prospective purchasers of Common Stock offered hereby, see "Risk Factors" commencing on page 9 of this Prospectus.



    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
             HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                 ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.



                 The date of this Prospectus is June 24, 1998

                              AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (the "Registration Statement," which term shall include all amendments, exhibits, annexes and schedules thereto) pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, covering the Shares being offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to in the Registration Statement are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Company is subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Periodic reports, proxy and information statements and other information filed by the Company with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov. In addition, the Company's Common Stock is listed on The Nasdaq National Market and similar information concerning the Company can be inspected and copied at the offices of The Nasdaq National Market, 1735 K Street, N.W., Washington D.C. 20006.



                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The documents listed below have been filed by the Company under the Exchange Act with the Commission and are incorporated herein by reference: (i) Annual Report on Form 10-K for the fiscal year ended September 30, 1997; (ii) Quarterly Report on Form 10-Q for the period ended on March 31, 1998; (iii) Current Report on Form 8-K filed on May 29, 1998 and (iv) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A dated February 4, 1994.

     Each document filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to termination of the offering of the Shares shall be deemed to be incorporated by reference into the Prospectus and to be a part hereof from the date of filing of each such document; provided, however, that the information referred to in item 402(a)(8) of Regulation S-K of the Commission shall not be deemed specifically incorporated by reference herein.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all documents incorporated by reference herein (other than exhibits thereto, unless such exhibits are specifically incorporated by reference into such documents). Such requests should be addressed to the Secretary of the Company at 20 Ketchum Street, Westport, Connecticut 06880 (telephone number: (203) 226-6967).

                                    SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information and the financial statements and the related notes appearing elsewhere in this Prospectus or incorporated herein by reference. Each prospective investor is urged to read this Prospectus in its entirety. An investment in the securities offered hereby involves a high degree of risk. See "Risk Factors."

                               RECENT DEVELOPMENTS

     On May 15, 1998, the Company and its wholly-owned subsidiaries, Mecklermedia Acquisition Corp. I, a Colorado corporation ("Merger Sub I") and Mecklermedia Acquisition Corp. II, a Colorado corporation ("Merger Sub II"), consummated the acquisition of all of the outstanding capital stock of Boardwatch Magazine, Incorporated ("Boardwatch") and One, Inc. ("One"), each a Colorado corporation (the "Boardwatch/One Acquisition"). Pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated May 15, 1998, by and among the Company, Merger Sub I, Merger Sub II, Marion Jack Rickard, Jr., Boardwatch and One, Merger Sub I was merged with and into Boardwatch and Merger Sub II was merged with and into One (the "Merger").

     The consideration paid in the Merger (which was determined as a result of arms'-length negotiations) consisted of cash in the amount of $14,000,000 and 750,000 shares of the Company's Common Stock.

     Boardwatch is the publisher of the monthly trade magazine BOARDWATCH which has a circulation of approximately 25,000 readers. One is the organizer of the ISPCON trade shows, the largest tradeshows in the Internet Service Provider industry. Boardwatch's Web site, Boardwatch.com, and One's Web site, Ispcon.com, were included in the acquisition.

                                  THE COMPANY

     The Company is a leading provider of information about the Internet through its (i) INTERNET WORLD and ISPCON trade shows and conferences, (ii) publication of INTERNET WORLD, a weekly controlled circulation newspaper, (iii) publication of BOARDWATCH, a monthly general circulation magazine, (iv) publication of the DIRECTORY OF INTERNET SERVICE PROVIDERS, a quarterly general circulation publication and (v) INTERNET.COM, the Company's network of Web sites for Internet news and information resources. Because all of the Company's products and services relate to providing Internet-related information to business and information technology professionals and consumers, the Company's success is dependent on the continued growth of the Internet.

     The Company produces INTERNET WORLD and ISPCON trade shows and conferences for the Internet industry. Each trade show consist of seminars, tutorials and an exhibit hall in which organizations pay for exhibition space. The Company's principal INTERNET WORLD trade shows are held in the fall, spring, and summer of each year in the New York City, Los Angeles, and Chicago, respectively. The Company's two ISPCON trade shows are held annually in the spring and fall. The most recent shows were held in San Francisco and Baltimore. These events are among the largest trade shows devoted exclusively to the Internet and the World Wide Web. The Company currently plans to produce 25 and 34 Internet-related trade shows and conferences in fiscal 1998 and 1999, respectively. Of the 25 trade shows to be produced in fiscal 1998, the Company's five United States and Canada trade shows are wholly-owned. In addition, trade shows in England, Australia and France are wholly-owned. The Company has a 51% interest in its Mexico trade show. The remaining 16 international trade shows to be produced in fiscal 1998 are equity investments in which the Company's economic investment interests range from 35% to 50%. Of the trade shows planned for fiscal 1999, 28 are planned to be held outside of the United States and Canada of which the Company's England, Scotland, Australia and France trade shows are wholly-owned. The Company has majority interests in the shows held in Mexico, Sweden, Norway, Hong Kong, Singapore, Egypt, Ireland and Spain. The remaining 16 international events are equity investments.

     In December 1997, the Company announced a strategic magazine initiative whereby INTERNET WORLD became the new name of WEB WEEK effective with the February 2, 1998 issue. The paid circulation magazine previously known as INTERNET WORLD ceased publishing effective with the February 1998 issue and INTERNET SHOPPER magazine ceased publishing effective with the January 1998 issue. These changes were effected to enable the Company to concentrate its print publishing efforts into a single business-to-business publication, leveraging the INTERNET WORLD brand name and further aligning the Company's publishing focus with its INTERNET WORLD trade shows.

     INTERNET WORLD, a weekly controlled circulation print publication focused on Internet technology and electronic commerce, released its first issue in April 1995 as a monthly publication previously entitled WEB WEEK, and increased its frequency in April 1996 to biweekly, and to weekly in March 1997. As a resource for covering the latest innovations for the Internet as well as Web technology for Intranets, INTERNET WORLD reaches over 125,000 qualified Web professionals with news, product analysis, and information.

     BOARDWATCH is a monthly general circulation magazine that features editorial covering the Internet, the Web, and the communications industry. BOARDWATCH's target audience is the "online community," including Internet Service Providers (ISPs), telecommunications professionals, software developers and consultants.

     The DIRECTORY OF INTERNET SERVICE PROVIDERS is a quarterly publication listing over 4,500 ISPs across the United States in over 17,500 listings by area code. It also provides detailed profiles on 40 national backbone operators, descriptions of the Network Access Point architecture, Internet measurements, national dial-up access providers, how each ISP is connected to the Internet, and lists of Points of Presence across the country.

     INTERNET.COM is a network of Web sites which contains the latest news and resources for the Internet industry, directories of Internet products and services, back issues of the Company's print publications, and information about the Company's INTERNET WORLD and ISPCON trade shows and conferences.

INTERNET AND INTRANETS

     The Internet. The Internet is a global collection of connected computers that allows commercial and professional organizations, educational institutions, government agencies, and consumers to communicate electronically, access and share information, and conduct business.

     Expansion of Internet Usage. Although the nature of the Internet makes a precise count impossible, according to Intelliquest, there were approximately 62 million Internet users in the United States as of February 1998, an increase of approximately 11 million users since July 1997. The continued increase in the use of the Internet has resulted from recent technological advances, including greater performance and capabilities of personal computers, improved browser software, availability of low-cost, high-speed modems, as well as increased business and consumer awareness of the potential advantages of the Internet. A growing number of employees within organizations have access to the Internet through their existing corporate networks. The Internet has emerged as a new low-cost, world wide medium for business-to-business marketing and communication. Any business can now establish and maintain a global presence, and market and distribute its products and services electronically. Internet advertising spending for 1997 was $907 million, a 240% increase from the prior year according to the Internet Advertising Bureau. Jupiter Communications, Inc. predicts Internet spending will reach $5 billion by the year 2000. Other elements contributing to the expansion of the Internet include the proliferation of low cost access as a result of the rapid growth of Internet service providers.

     Intranets. An Intranet is an internal network that is not for public domain which utilizes Internet technology. Businesses use Intranets to enhance communications among employees, thus allowing them to access important information at their desktops. As security issues are resolved, Intranets may ultimately replace LANs (local area networks) and WANs (wide area networks) and simplify internal corporate communications. Based on these opportunities, many companies are focusing their business strategies on Intranet technologies.

     Intranet Market Development. Intranets, private Internet networks that typically connect to the Internet through a firewall, are becoming increasingly indispensable to companies around the world. As of September 1997, 59% percent of U.S. companies and 38% of European companies already have an Intranet. These percentages are expected to increase in 1998 to 77% and 75%, respectively, and by the year 2001 it is expected there will be 133 million Intranet users around the globe. Companies are using Intranets for email and collaboration, document management, group scheduling and corporate directories. The main attraction of adopting an Intranet is usability and relative low cost with high investment returns. (Source: International Data Corporation, Nua Internet Surveys).

PRODUCTS AND SERVICES

         The Company's products and services consist of the following:

TRADE SHOWS

     INTERNET WORLD and ISPCON Trade Shows. The Company produces INTERNET WORLD and ISPCON trade shows and conferences for the Internet industry. Each trade show consist of seminars, tutorials and an exhibit hall in which organizations pay for exhibition space. The Company's principal INTERNET WORLD trade shows are held in the fall, spring, and summer of each year in the New York City, Los Angeles, and Chicago, respectively. The Company's two ISPCON trade shows are held annually in the spring and fall. The most recent shows were held in San Francisco and Baltimore. These events are among the largest trade shows devoted exclusively to the Internet and the World Wide Web. The Company currently plans to produce 25 and 34 Internet-related trade shows and conferences in fiscal 1998 and 1999, respectively. Of the 25 trade shows to be produced in fiscal 1998, the Company's five United States and Canada trade shows are wholly-owned. In addition, trade shows in England, Australia and France are wholly-owned. The Company has a 51% interest in its Mexico trade show. The remaining 16 international trade shows to be produced in fiscal 1998 are equity investments in which the Company's economic investment interests range from 35% to 50%. Of the trade shows planned for fiscal 1999, 28 are planned to be held outside of the United States and Canada of which the Company's England, Scotland, Australia and France trade shows are wholly-owned. The Company has majority interests in the shows held in Mexico, Sweden, Norway, Hong Kong, Singapore, Egypt, Ireland and Spain. The remaining 16 international events are equity investments.

     The Company has sold, in the aggregate, approximately 715,000 square feet of exhibition space for its five wholly-owned United States and Canada trade shows to date in fiscal 1998 compared to approximately 655,000 square feet in fiscal 1997. The Company already has under contract approximately 420,000 square feet of exhibition space for its six wholly-owned United States and Canada shows for fiscal 1999 at prices approximately 15% higher than in fiscal 1998.

PRINT PUBLISHING

     INTERNET WORLD Weekly Print Publication. In April 1995, the Company began publishing INTERNET WORLD (previously entitled WEB WEEK), a weekly controlled circulation business-to-business newspaper. A controlled circulation periodical generally is provided without charge to readers who qualify by meeting certain criteria established by the publisher and relies primarily on space advertising for revenues. INTERNET WORLD is targeted for the Web development community, including technical experts, company management and content developers who are involved in creating, financing and maintaining sites on the World Wide Web. Effective with the first quarter of fiscal 1998, the Company has approximately 125,000 qualified subscribers for INTERNET WORLD. INTERNET WORLD includes information pertaining to electronic commerce, technology infrastructure, strategy and content. The Company believes that INTERNET WORLD appeals to advertisers that supply sophisticated World Wide Web products and services. In March 1997, the Company changed publication frequency of INTERNET WORLD from biweekly to weekly. INTERNET WORLD charges a one-time, four-color rate of $16,524 per page for advertising.

     BOARDWATCH is a monthly general circulation magazine that features editorial covering the Internet, the Web, and the communications industry. BOARDWATCH is focused at the "online community," including ISPs, telecommunications professionals, software developers and consultants.

     DIRECTORY OF INTERNET SERVICE PROVIDERS is a quarterly publication listing over 4,500 ISPs across the United States in over 17,500 listings by area code. It also provides detailed profiles on 40 national backbone operators, descriptions of the Network Access Point architecture, Internet measurements, national dial-up access providers, how each ISP is connected to the Internet, and lists of Points of Presence across the country.

WEB SITES

     INTERNET.COM. In December 1994, the Company introduced INTERNET.COM, a network of Web sites which contains the latest news and resources for the Internet industry, directories of Internet products and services, back issues of the Company's print publications, and information about the Company's INTERNET WORLD and ISPCON trade shows and conferences. The Company charges a fee for advertising banners on INTERNET.COM. The Company promotes INTERNET.COM and its trade shows in its publications, and users can register for the Company's trade shows and order its print publications.

OTHER

     The Company generates revenues from renting its subscriber and attendee lists from its print publications and trade shows. The Company also receives royalties from publishing licensing agreements.

SALES AND MARKETING

     The Company offers providers of goods and services in the Internet industry three types of advertising media consisting of trade shows, print publications and a network of Web sites. The Company's marketing strategy relies heavily on cross-promotion using several approaches, including promoting its print publications and network of Web sites at its trade shows, advertising its trade shows and network of Web sites in its print publications, and promoting both its trade shows and print publications on its network of Web sites. The Company offers discount packages for customers purchasing advertising space in its publications and exhibition space at its trade shows. The Company mails brochures describing its INTERNET WORLD and ISPCON trade shows to subscribers receiving its print publications. The Company also uses advertising in its print publications and trade show registration brochures to attract new subscribers.

     The Company's advertising, exhibit space sales and promotional activities are performed by a 55-person staff consisting of 52 employees and three independent sales representatives. The independent sales representatives do not perform marketing activities for any products that compete with the Company's products. The Company's in-house sales staff is located in Connecticut, California, Massachusetts, New York, Colorado and the United Kingdom. Advertising sales presentations are made both to marketing staffs within client organizations and to the advertising agencies advising prospective advertisers. The Company's published advertising rates for INTERNET WORLD, its controlled circulation weekly print publication, are based on qualified circulation and include discounts for multiple insertions. The Company's published advertising rates for its general circulation magazine, BOARDWATCH, are based on paid circulation and include discounts for multiple insertions. Advertising agreements for the Company's general circulation magazine and controlled circulation weekly print publication generally commit the advertiser to place from one to 12 pages of advertisements within a 12 month period.

PRODUCTION AND DISTRIBUTION

     Trade Shows. Trade shows consist of an exhibition hall, seminar programs and ancillary services. The Company contracts with hotels and/or convention centers for meeting rooms and exhibition space. Fees for such space are negotiated based on the amount of space required, guaranteed hotel bookings and the length of the show. The Company typically contracts for facilities for trade shows at least a year in advance. The Company retains seminar speakers on a show-by-show basis, with or without fees as the Company deems necessary or appropriate. The Company co-promotes certain of its international trade shows together with experienced trade show promoters in the various locations where the trade shows are held.

     Print Publications. The Company's publications are designed and edited by a combination of in-house staff and freelance writers. Editorial is laid out on the Company's desktop publishing system. Advertisements are supplied as film, or output to film, and combined with the editorial pages. Editorial and advertising materials are then shipped in film form to printers for production and distribution. The printer labels and mails the Company's publications to subscribers in accordance with subscriber lists maintained by its fulfillment companies. The Company has an agreement with Curtis Circulation Company, Ingram Periodicals and International Periodical Distributors for newsstand fulfillment of its general circulation magazine, and with Omeda Communications, Inc. for fulfillment of its controlled circulation print publication. The Company has also retained the right to sell directly to individual subscribers at regular subscription rates.

     In January 1998, the Company signed a four year contract with R.R. Donnelley & Sons Company to print its controlled circulation print publication, INTERNET WORLD.

     Web Sites. INTERNET.COM, the Company's network of Web sites for Internet news and information resources, is designed and edited by a combination of in-house staff and freelance writers. The editorial content and advertising space, which are maintained on the Company's in-house servers, are updated on a daily basis.

BACKLOG

     At May 31, 1998, the Company had a backlog of approximately $21.8 million as compared to a backlog of approximately $24.4 million at September 30, 1997. The Company anticipates that the majority of its backlog at May 31, 1998 will be recognized as revenue in the next 12 months. This backlog consisted of prepayments for trade show exhibition space and seminar registration, subscriptions for its print publications, and commitments for advertising in the Company's publications. Orders for advertisements are generally cancelable without penalty. The Company's backlog at any particular date may not be indicative of the Company's actual revenues for any succeeding fiscal period.

COMPETITION

     The market for Internet-related products and services is extremely competitive. The Company's trade shows compete for exhibitors and attendees with trade shows organized by Digital Consulting, Inc., International Data Group, ZD COMDEX and Forums Inc., Gartner Group, Inc., and to a lesser extent, numerous other technology-related trade shows, including personal computer and computer network related shows. Some of the Company's trade show competitors are affiliated with major publishers of technology related books and magazines. The Company's INTERNET WORLD weekly print publication and BOARDWATCH general circulation magazine compete for readers and advertising market share with numerous magazines and newspapers, including general circulation and controlled circulation Internet and personal computer magazines, and with non-print media such as Web sites, television, radio and cable. The Company competes directly with no fewer than 30 magazines and newspapers, and indirectly with numerous other information technology publications. As the number of Internet users has increased dramatically, major magazine publishers, including CMP Media Inc., International Data Group and Ziff-Davis Inc., have recently begun to publish or have announced plans to publish or re-position magazines, newspapers and other periodicals devoted to the Internet. Such competitors have substantially greater financial, sales and marketing resources than the Company. As an online publisher for the Internet industry, the Company's INTERNET.COM network of Web sites competes with numerous other Web sites. There can be no assurance that the Company will not face new or increased competition in its markets. Increased competition could result in significant reductions in the average selling price of the Company's publications, advertising rates and services. In addition, competition could result in increased advertising and promotion expenses which could adversely affect the Company's results of operations.


TRADEMARKS AND COPYRIGHTS

     The Company registers each of its publications with the United States Copyright Office. The Company has registered trademarks or service marks on the Principal Register of the United States Patent and Trademark Office (the "PTO"). The Company has registered certain of its print publications and trade show titles on the Supplemental Register of the PTO, which confers more limited rights, beyond those available at common law, than does the Principal Register. The Company also has international trademark registrations and has pending trademark applications for certain trademarks in various countries around the world.

REGULATION

     The Company distributes its print publications through the United States Postal System, and is subject to regulations concerning the use of the mails, including rate regulations.

EMPLOYEES

     As of May 31, 1998, the Company had 185 full time employees. The Company is not party to any collective bargaining agreement and has never experienced a work stoppage, slowdown or strike. The Company believes that it maintains good employee relations.

                                    * * * * *

     The Company's principal executive offices are located at 20 Ketchum Street, Westport, Connecticut 06880. The Company's telephone number at its principal executive offices is (203) 226-6967.

                                  RISK FACTORS

     When used in this Prospectus and in any document incorporated by reference herein or therein, the words "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. Statements looking forward in time are included in such documents pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially, including, but not limited to, those set forth below. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events.

     The Common Stock offered hereby involves a high degree of risk. In addition to the other information contained in this Prospectus and in any document incorporated by reference herein, the following information should be considered carefully by potential purchasers in evaluating the Company and its business before making an investment in the shares of Common Stock offered hereby.

     QUARTERLY FLUCTUATIONS AND SEASONALITY. The Company has experienced in the past and may experience in the future quarterly variations in operating results due to many factors, including the timing and success of trade shows and new product introductions by the Company or its competitors. In addition, revenues from the Company's trade shows, which represented 59% of revenues for fiscal 1997, are seasonal, as its major shows in 1997 were held three times. Accordingly, results of operations for the three months ended March 31, 1998, which include the results of two of the Company's principal trade shows, are not necessarily indicative of annual results or future trends.

     DEPENDENCE ON THE INTERNET INDUSTRY. All of the Company's publications and services are targeted toward users of the Internet and developers of the World-Wide Web. The market for the Internet, including the World-Wide Web, is in the early stages of development. To the extent that the Internet industry experiences a significant downturn or develops more slowly than anticipated, demand for the Company's publications and services would be diminished, which could materially adversely affect the Company's results of operations.

     COMPETITION. The market for Internet-related products and services is extremely competitive. The Company's trade shows compete for exhibitors and attendees with trade shows organized by Digital Consulting, Inc., International Data Group, ZD COMDEX and Forums Inc., Gartner Group, Inc., and to a lesser extent, numerous other technology-related trade shows, including personal computer and computer network related shows. Some of the Company's trade show competitors are affiliated with major publishers of technology related books and magazines. The Company's INTERNET WORLD weekly print publication and BOARDWATCH general circulation magazine compete for readers and advertising market share with numerous magazines and newspapers, including general circulation and controlled circulation Internet and personal computer magazines, and with non-print media such as Web sites, television, radio and cable. The Company competes directly with no fewer than 30 magazines and newspapers, and indirectly with numerous other information technology publications. As the number of Internet users has increased dramatically, major magazine publishers, including CMP Media Inc., International Data Group and Ziff-Davis Inc., have recently begun to publish or have announced plans to publish or re-position magazines, newspapers and other periodicals devoted to the Internet. Such competitors have substantially greater financial, sales and marketing resources than the Company. As an online publisher for the Internet industry, the Company's INTERNET.COM network of Web sites competes with numerous other Web sites. There can be no assurance that the Company will not face new or increased competition in its markets. Increased competition could result in significant reductions in the average selling price of the Company's publications, advertising rates and services. In addition, competition could result in increased advertising and promotion expenses which could adversely affect the Company's results of operations.

     UNCERTAIN ABILITY TO MANAGE GROWTH. The Company's future performance will depend, in part, on the Company's ability to manage growth in its operations including increased personnel throughout the Company and expanded operational and financial systems. There is no assurance that the Company will be able to attract qualified personnel or successfully manage expanded operations. Failure to manage growth effectively would adversely affect the Company's financial condition and results of operations.

     DEPENDENCE ON KEY PERSONNEL. The Company's success depends to a large extent upon the efforts and abilities of Alan M. Meckler, the Chairman of the Board and Chief Executive Officer of the Company, and Christopher S. Cardell, the President, Chief Operating Officer and Chief Financial Officer of the Company. The loss of either Mr. Meckler's or Mr. Cardell's services could have a material adverse effect on the Company's business, financial condition and results of operations. The success of the Company's business will also depend upon its ability to continue to attract and retain qualified employees, freelance writers, editors, artists and trade show staffers. There can be no assurance that such personnel will be available on acceptable terms, or that the Company will be successful in attracting or retaining such personnel.

     CONTROL OF THE COMPANY. Alan M. Meckler, Chairman of the Board and Chief Executive Officer of the Company, beneficially owned approximately 29% of the Company's outstanding Common Stock as of May 31, 1998. Accordingly, Mr. Meckler may have the ability to determine the election of the Company's directors and control most corporate actions requiring stockholder approval, including any merger, consolidation or sale of all or substantially all of the Company's assets. Such concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company.

     FLUCTUATIONS IN STOCK PRICE. The trading price of the Company's Common Stock has fluctuated significantly since February 1995. The prices at which the Common Stock trades are determined in the marketplace and may be influenced by many factors, including the performance of, and investor expectations for, the Company, the ability of market makers to maintain an orderly market, the trading volume in the Common Stock, announcements of technological innovations or new products or services by the Company or its competitors, changes in estimates by securities analysts of the Company's financial performance and general economic and market conditions. In addition, in recent years the shares of technology and technology-related companies have experienced extreme price and volume fluctuations. This volatility has substantially affected the market prices of securities issued by many companies for reasons unrelated to their operating performance. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. There can be no assurance as to the price at which the Common Stock will trade in the future.

     SHARES ELIGIBLE FOR FUTURE SALE. Any sale of substantial amounts of Common Stock in the open market may significantly reduce the market price of the Common Stock. As of May 31, 1998, the Company had 9,099,661 shares of Common Stock outstanding, substantially all of which shares are freely tradable without restriction or further registration under the Securities Act except for any such shares held at any time by an "affiliate" of the Company, as such term is defined under Rule 144 promulgated under the Securities Act. In addition, the 750,000 shares of Common Stock held by the Selling Stockholder will be freely tradeable without restriction or further registration under the Securities Act upon the effectiveness of the Registration Statement of which this Prospectus forms a part. See "Selling Stockholder." The Company is unable to estimate the number of shares that may be sold pursuant to the foregoing methods of sale because such sales will depend on the market price for the Common Stock, the personal circumstances of sellers and other factors. Options to purchase 725,801 shares of Common Stock under employee stock option plans were outstanding at May 31, 1998. The Company has filed registration statements with respect to the issuance of shares under such employee stock option plans. See "Description of Capital Stock."

     BLANK CHECK PREFERRED STOCK. The Certificate of Incorporation of the Company authorizes the issuance of 1,000,000 shares of undesignated preferred stock, par value $.01 par value per share (the "Preferred Stock"). The Board of Directors of the Company has the authority, without further vote or action by the stockholders, to issue the undesignated shares of Preferred Stock in one or more series and to fix all rights, qualifications, preferences, privileges, limitations and restrictions of each such series, including dividend rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series. Although it currently has no plans to do so, the Board of Directors, without stockholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. In addition, the issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. See "Description of Capital Stock--Preferred Stock."

                                 USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of Shares by the Selling Stockholder.

                          DESCRIPTION OF CAPITAL STOCK

     COMMON STOCK

     Under the Certificate of Incorporation of the Company (the "Certificate of Incorporation"), the total number of shares of all classes of capital stock that the Company has authority to issue is 36,000,000, consisting of 35,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock. As of May 31, 1998, the Company had outstanding 9,099,661 shares of Common Stock. No shares of Preferred Stock were outstanding as of such date. The Company's Common Stock is listed on The Nasdaq National Market under the symbol "MECK."

     The statements below describing the Common Stock do not purport to be complete and are in all respects subject to and qualified in their entirety by reference to the Company's Certificate of Incorporation and Bylaws.

     The holders of Common Stock are entitled to one vote per share on all matters voted on by stockholders, including elections of directors, and, except as otherwise required by law or as provided in the Certificate of Incorporation, the holders of such shares exclusively possess all voting power. The Certificate of Incorporation does not provide for cumulative voting in the election of directors.

     Subject to any preferential rights of any outstanding series of Preferred Stock, the holders of Common Stock are entitled to such distributions as may be declared from time to time by the Board of Directors from funds legally available therefor, and upon liquidation are entitled to receive pro rata all assets of the Company available for distribution to such holders. Holders of Common Stock are not entitled to any preemptive rights. Under Delaware law, holders of Common Stock generally are not responsible for the Company's debts or obligations.

     PREFERRED STOCK

     The Certificate of Incorporation authorizes the issuance of 1,000,000 shares of undesignated Preferred Stock, par value $.01 per share (the "Preferred Stock"). The Board of Directors has the authority, without further vote or action by the stockholders, to issue the undesignated shares of Preferred Stock in one or more series and, subject to the limitations prescribed by law, to fix all rights, qualifications, preferences, privileges, limitations and restrictions of each such series, including dividend rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series. Although it currently has no plans to do so, the Board of Directors, without stockholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. See "Risk Factors - Blank Check Preferred Stock."

     TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar of the Common Stock is American Securities Transfer & Trust, Inc.


                               SELLING STOCKHOLDER

     The Company issued 750,000 shares of its Common Stock to Mr. Marion Jack Rickard, Jr. on May 15, 1998 in connection with the Boardwatch/One Acquisition. Mr. Rickard was the President and sole shareholder of Boardwatch and One. Pursuant to the terms of a Registration Rights Agreement entered into on May 15, 1998 by and between Mr. Rickard and the Company, the Company agreed to file the Registration Statement of which this Prospectus is a part. Pursuant to the Registration Rights Agreement, the Company must use its best efforts to keep the Registration Statement, of which this Prospectus is a part, continously effective from the date it is declared effective until the earlier to occur of
(i) the first date as of which all of the Shares could be sold in any 90-day period pursuant to Rule 144 or otherwise without any obligation of the Selling Stockholder to deliver a prospectus meeting the requirements of the Securities Act and all restrictive legends and stop transfer instructions relating to securities laws and contractual restrictions have been removed and (ii) the date as of which all of the Shares have been sold. In addition, the Company has given the Selling Stockholder certain other rights to have the Shares registered pursuant to the Securities Act.

     As of May 31, 1998, Mr. Rickard beneficially owned 750,000 shares, or 8.2% of the Company's outstanding Common Stock. All 750,000 shares beneficially owned by Mr. Rickard are offered hereby.

                              PLAN OF DISTRIBUTION

     The Company has been advised by the Selling Stockholder that he may sell or transfer all or a portion of the Shares offered hereby from time to time to third parties (including purchasers) directly or by or through brokers, dealers, agents or underwriters, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholder and/or from purchasers of the Shares for whom they may act as agent. Such sales and transfers of the Shares may be effected from time to time in one or more transactions on The Nasdaq National Market, in the over-the-counter market, in negotiated transactions or otherwise, at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at negotiated prices, or without consideration, or by any other legally available means. Any or all of the Shares may be sold or transferred from time to time by means of (a) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (d) through the writing of options on the Shares; (e) pledges as collateral to secure loans, credit or other financing arrangements and subsequent foreclosure, if any, thereunder; (f) gifts, donations and contributions; and (g) any other legally available means. To the extent required, the number of Shares to be sold or transferred, the purchase price, the name of any such agent, broker, dealer, or underwriter and any applicable discounts or commissions and any other required information with respect to a particular offer will be set forth in an accompanying Prospectus Supplement. The aggregate net proceeds to the Selling Stockholder from the sale of the Shares will be the purchase price of such Shares less any commissions. This Prospectus also may be used by any family member, trust for the benefit of a family member or donee of the Selling Stockholder and, with the Company's prior written consent, by any other person.

     The Selling Stockholder and any brokers, dealers, agents or underwriters that participate in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any discounts, concessions and commissions received by such brokers, dealers, agents or underwriters and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     No underwriter, broker, dealer or agent has been engaged by the Company or the Selling Stockholder in connection with the distribution of the Shares.

     Any Shares covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus. There is no assurance that the Selling Stockholder will sell any or all of the Shares. The Selling Stockholder may transfer, devise or gift Shares by other means not described herein.

     The Company will pay substantially all of the expenses incident to the registration of the Shares, other than underwriting discounts and selling commissions, if any.

     In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Under the terms of the Registration Rights Agreement, the Company has agreed to indemnify the Selling Stockholder against certain liabilities, including liabilities under the Securities Act, and the Selling Stockholder has agreed, under certain circumstances, to indemnify the Company, its directors, officers and certain affiliates of the Company against certain liabilities, including liabilities under the Securities Act.

                                     EXPERTS

     The audited financial statements and schedules thereto incorporated by reference in this Prospectus or elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.


                                  LEGAL MATTERS

     Certain legal matters with respect to the Shares will be passed upon for the Company by Willkie Farr & Gallagher, New York, New York.

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                  No  dealer,  salesperson  or other  person has been
            authorized to give any information or to make any representations, other than those contained in this Prospectus, in connection with the offering covered by this Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale hereunder shall, in any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.



                               TABLE OF CONTENTS

                                                                 PAGE

          AVAILABLE INFORMATION....................................2
          INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE..........2
          SUMMARY..................................................3
          RISK FACTORS.............................................9
          USE OF PROCEEDS.........................................11
          DESCRIPTION OF CAPITAL STOCK............................11
          SELLING STOCKHOLDER.....................................11
          PLAN OF DISTRIBUTION....................................12
          EXPERTS.................................................12
          LEGAL MATTERS...........................................12



                                750,000 Shares

                                 Common Stock

                           MECKLERMEDIA CORPORATION



                               ----------------
                                  PROSPECTUS

                               ----------------

                                 June 24, 1998

    =======================================================================